Exhibit E – Video Script

What are people saying about the sound?

Comhear.

You could actually hear the right side, and then you can kind of hear it go over you to the left side. Visually sort of see the sound and where it's going. It's pretty amazing.

It was insane. It was like nothing that I heard before, honestly.

I was giggling the whole time. I found myself leaning my face into the sound, and turning my face…

It was like having a surround sound headset, but without having anything cumbersome on your ears.

I feel like how ventriloquist's throw their voice.

It feels like headphones, because you can tell where everything is, which direction the sound is coming from. That's pretty cool.

Obviously it's a lot smaller. I wasn't expecting such an amazing 3D experience from that one small bar.

The sound is really crisp.

Comhear.

Sound you can feel.